VIA EDGAR

October 24, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	Ms. Cecilia D. Blye
Chief, Office of Global Security Risk

Re:	NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-00395

Dear Ms. Blye:

This letter sets forth the responses of NCR Corporation to comments received from the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission set forth in your letter of October 10, 2012. For ease of reference we have repeated your comments in bold and italicized text that precedes each of our responses below. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

1.	You state in response to comment 1 in our letter dated September 11, 2012 that certain information you provided to us in your letters dated July 15, 2009 and August 6, 2009 was inaccurate. Please tell us when and how you became aware that you were selling and/or had sold goods and services in Syria directly, through your Syrian branch office. Please also tell us the reasons you were not aware of your direct sales in Syria through your Syrian branch office, including sales to Syrian government customers, at the time of your 2009 letters.

As the Company stated in our September 25, 2012 response to your September 11, 2012 letter and has also previously disclosed in its filings under the Securities Exchange Act of 1934, we have undertaken an internal investigation that is looking at, among other things, allegations related to our past business in Syria. Consistent with guidelines of the Office of Foreign Assets Control (OFAC), the Company is performing a comprehensive review to determine the circumstances of any apparent potential non-compliance with OFAC restrictions concerning Syria. Our review and investigation is ongoing and this response is qualified accordingly.

As we stated in our September 25, 2012 letter to the Staff, the Company wanted to correct and clarify items in our 2009 responses to the Staff’s comment letters, including our statement that Syrian operations were performed via a branch of a foreign subsidiary. Prior to 2009, the Company had taken several measures to effectuate a transfer of its Syrian operations from a branch of the Company to a branch of a Cypriot subsidiary. Those measures included executing agreements to transfer assets of the Company’s Syrian branch to Cypriot subsidiaries. For the transfer to have been effective in Syria, however, among other things, the Company’s Syrian branch would have had to have been de-registered and a new branch for one of the Cypriot subsidiaries registered in Syria. The de-registration and new registration in Syria did not occur and, as a result, the asset transfer was not effective under Syrian law. Therefore, notwithstanding that fully executed asset transfer agreements of the Syrian branch to Cypriot subsidiaries existed in the Company’s files in the United States, the Syrian operations continued to be performed by a branch of NCR Corporation, a U.S. corporation. At the time of our 2009 responses to the Staff’s comment letters, certain NCR personnel apparently misunderstood that this transfer had been effectuated and that the Syrian branch was a branch of NCR (North Africa) Ltd. This misunderstanding was then reflected in our 2009 correspondence with the Staff. The circumstances and timing of that misunderstanding are part of our ongoing review and investigation noted above.

Finally, and also as we noted in our September 25, 2012 letter, the fact that the Syrian branch office was a branch of NCR Corporation rather than of a foreign subsidiary and that the Company accordingly had direct business contacts with entities apparently controlled by the Government of Syria during the time period covered by our 2009 letters did not require OFAC licensing or implicate other U.S. legal requirements at that time. As we stated in our prior letter, given the absence of any legal consequence arising from these contacts, the information about our direct contacts with these entities would not have changed our conclusions in 2009 that our business in Syria did not pose a material investment risk to our security holders and that no additional disclosure on this matter was needed or appropriate.

2.	You state in response to comment 1 in our letter dated September 11, 2012 that you had “direct business contacts with entities controlled by the Government of Syria” during the time period covered by your 2009 responses. Please identify for us the entities to which you refer. To the extent that you are able, noting your ongoing internal investigation, please also tell us the nature of these contacts and the time period, both preceding and subsequent to your 2009 responses, during which you had the contacts.

We set forth below in Attachment A a list of entities in Syria that were customers of NCR Corporation’s Syrian branch and either were or appear to have been controlled by the Government of Syria during the time period covered by the 2009 responses and afterwards. Based on the misunderstanding described in our response to comment 1 above, at the time of our 2009 responses, certain Company personnel apparently misunderstood these entities to be customers of a Syrian branch of a foreign subsidiary of the Company and not of a Syrian branch of NCR Corporation. In their capacity as customers, these entities as a matter of standard practice would have had “direct business contacts” with personnel in NCR Corporation’s Syrian branch, as well as possible contacts from time to time with other personnel outside of Syria. Generally, contacts with these entities would have resulted from sales of goods and services in the ordinary course of business.

The list provided in Attachment A comprises, among others, entities that the Company believes to have been controlled by the Syrian government based on publicly available information, limited commercial information available to the Company, and the name and apparent public nature of these entities. There are three companies on Attachment A that the Treasury Department identified as being owned or controlled by the Syrian government: the Commercial Bank of Syria, the Real Estate Bank and the Syrian Gas Company.

At the time of our 2009 letters to your office, no OFAC authorization was required for commercial relationships with any of the entities on Attachment A. Only since August 2011 was OFAC authorization required for business relationships with any of these entities. Additionally, beginning in August 2011, OFAC included the three entities identified above on the Specially Designated Nationals List (SDNL). OFAC placed the Commercial Bank of Syria on the SDNL on August 10, 2011, the Syrian Gas Company on the SDNL on August 18, 2011, and the Real Estate Bank on the SDNL on December 1, 2011. (The Company had only one transaction with the Syrian Gas Company which took place in 2008, approximately three years before the Syrian Gas Company was added to the SDNL on August 18, 2011).

3.	You state in response to comment 1 in our letter dated September 11, 2012 that you will request additional authorization from OFAC for “closure of bank accounts that have been maintained in blocked banks.” Please identify for us the blocked banks to which you refer and, to the extent that you are able, noting your ongoing internal investigation, describe to us the nature of the accounts and of any other transactions in which you have engaged with those banks.

In addition to the sale of goods and services in the normal course of business with the Commercial Bank of Syria and the Real Estate Bank, the Company had the following additional contacts with these banks. The Company maintained bank accounts and bank guarantees at the Commercial Bank of Syria. These were required by other customers in Syria. Contacts with the Commercial Bank of Syria with respect to these bank accounts and bank guarantees included contacts by Syrian personnel as well as personnel in one of our Cypriot subsidiaries. These latter contacts by personnel in Cyprus were made as the Company – for commercial reasons – attempted to close these accounts and transfer bank guarantees to another bank in Syria several years before the Commercial Bank of Syria was placed on the SDNL. As for the Real Estate Bank, the Company also maintained a bank account.

All business with the Commercial Bank of Syria and the Real Estate Bank stopped in July 2012, pending receipt of authorization from OFAC for authority to close out the Company’s accounts noted above and take other appropriate actions.

4.	You state in response to comment 4 in our letter dated September 11, 2012 that “(y)our stock price made no significant move on Monday, August 13, 2012,” after the publication by the Wall Street Journal of articles about the whistleblower complaints against you concerning Syria. We are aware of news articles reporting that on August 14, 2012, your stock was downgraded by an analyst from “Outperform” to “Neutral” in view of allegations including those related to Syria and possible sanctions violations, and that following the analyst’s report your stock price fell appreciably that day. Please expand your response to our prior comment 4 to address this apparent impact of your corporate activities, including your Syria operations and possible sanctions violations, upon your share price.

As we stated in our September 25, 2012 letter, we would respectfully disagree with any assertion that our stock price fell in mid-August due to news of alleged violations by the Company of U.S. sanctions regulations concerning Syria. The analyst report in question mentioned Syria only briefly and did not attribute its downgrade to matters relating to Syria. The following timeline may help clarify the limited impact the news reports of the whistleblower allegations concerning Syria and our possible sanctions violations had on our stock price during the period of August 13 and 14, 2012.

The Wall Street Journal published an article about the whistleblower allegations against NCR related to the Company’s Syrian activities in its online edition as of Sunday night, August 12, 2012, which was followed by the story’s appearance in the Wall Street Journal print publication the morning of Monday, August 13, 2012. With regard to NCR’s stock price, it closed at $25.41 on Friday, August 10, 2012; opened at $25.28 on Monday, August 13, 2012 and closed at $25.12 that day. Compared to the close of the stock on the prior trading day, that closing price represented a 1.1% decline.

After the markets closed on Monday, August 13, 2012, the WSJ Blog ran a separate piece about the Company and did not mention Syria or possible sanctions violations other than referencing the article that had appeared in the Wall Street Journal earlier that day (which is discussed in the preceding paragraph). The next morning, Tuesday, August 14, 2012, prior to the opening of the markets, the analyst report downgrading the Company from “outperform” to “neutral” was published. As noted above, our Syrian activities were not a focus of that analyst report or of the WSJ Blog the night before. With regard to NCR’s stock price on Tuesday, August 14, 2012, it opened at $23.89 and closed at $22.65. Compared to the close of our stock on the prior trading day, this closing price represented a 9.8% decline.

Given that our stock price did not decline significantly over the course of trading on Monday, August 13, 2012 – the day when our business activities in Syria and possible sanctions violations received attention from prominent news sources – we believe it is fair to conclude that allegations about Syrian business and possible sanctions violations did not have a material effect on our stock price.

5.	Please provide the written statement from the company that we requested at the end of our letter dated September 11, 2011.

As requested in your September 11, 2011 letter, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 589-8417 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Jennifer M. Daniels
Jennifer M. Daniels
Senior Vice President, General Counsel and Corporate Secretary
NCR Corporation

cc:	Ms. Barbara Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attachment A

•	Al Basel Center
•	AL Furat Textile
•	Al Hasakah Finance
•	Al Sharq Industrial Co.
•	AL-Ahlieh for Rubber Products
•	Aleppo Financial Management
•	Al-Moswassa Hospital
•	AL-Raqqa Finance
•	Al-Raqqa Social Securities
•	Al-Walid Textile
•	Arabic United Manufacturing Company
•	Barada for Metallic Industries
•	Blastic Fibers
•	Carpet Manufacturing Company
•	Central Bank of Syria
•	Commercial Bank of Syria
•	Commercial Industrial Company
•	Credit Bank
•	Credit Bank – Derizzour
•	Damascus Country Financial Management
•	Damascus Financial Management
•	Daraa Finance
•	Deir ezzor Finance
•	Der Ezzour Elct.
•	Engineering Industries
•	General Establishment of Insurance and Wages
•	General Establishment of Roads and Bridges
•	General Establishment of Water and deflation
•	General Establishment of Water Projects
•	General Establishment Textile
•	Hama Electric
•	Hama Fibers
•	Hama Wool
•	Hasaka Electric
•	Homs Refinery
•	Idleb Electricity
•	Idleb Fibers
•	Idleb Finance Directorate
•	Idleb Textile
•	Industrial Bank of Syria
•	Informatic Directorate-Damascus
•	International Unit for Programs and Systems

•	Jablah Textile
•	Kamishli Electricity
•	Latakia Finance
•	Latakia Textile Company
•	Metalic Constructions
•	Ministry of Economy
•	Ministry Of Finance
•	Ministry of Telecommunications and Tech
•	Modern Productions
•	National Leadership
•	Power Investment Co.
•	Real Estate Bank
•	Refining and Distributing Oil
•	Social Securities—country side
•	Social Security
•	Social Security Aleppo
•	Social Security Hama
•	Social Security Idleb
•	Social Security Latakia
•	Social Security of Daraa
•	Social Security of Hasaka
•	Social Security Qamishli
•	Social Security Qunaitera
•	Social Security Swaida
•	Social Security Tartous
•	STE Lataka
•	Swaida Electricity
•	Swaida Financial Management
•	Syria Telecommunication Establishment
•	Syrian Airlines
•	Syrian Civil Aviation Authority
•	Syrian Company for Cloths
•	Syrian Gas Company
•	Syrian Telecommunication Establishment—Country of Damascus
•	Syrian Telecommunications Establishment—Aleppo
•	Syrian Telecommunications Establishment—Hama
•	Syrian Telecommunications Establishment—Homs
•	Syrian Telecommunications Establishment—Tartous
•	Tamico Pharmaceutical Company
•	Tartous Cement Company
•	Technical Studies & Consulting
•	Textile Industries
•	Tires Manufacturing Co.
•	Trico Homs